

July 25, 2011

Via Facsimile
Mr. Patrick de La Chevardière
Chief Financial Officer
Total S.A.
2 Place Jean Millier
La Défense 6
92400 Courbevoie, France

> **Re:** **Total S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed March 28, 2011**
> **File No. 001-10888**

Dear Mr. de La Chevardière:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Estimated Proved Reserves of Oil, Bitumen and Gas Reserves, page S-3

1.	We note your disclosure that proved reserves include the proved reserves of two companies accounted for under the cost method. Please tell us why you believe inclusion of these reserves is consistent with the guidance in ASC 932-235-50-8. Please also tell us the total oil, bitumen or gas proved reserve volumes related to these cost method investments for all periods presented.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella at (202) 551-3337 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant